Exhibit 99.1

Paris, May 12, 2006

ILOG S.A.: INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES (pursuant to articles 222-14 and 222-15 of AMF Règlement Général)

Name: ILOG S.A.

Share capital: 18,364,309 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, 94250 Gentilly

Last Name: Haren
First Name: Pierre
Position: Chairman & CEO
Description of the financial instrument: 4,000 ILOG shares

Nature of the transaction: sale of 4,000 ILOG shares on Eurolist on May 4, 2006 for a total value of € 54,480 at an average price of €13.62 per share.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 730 people worldwide.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Bernard Compagnon
GAVIN ANDERSON & COMPANY
+44 20 7554 1449 (London)

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com